OAO Siberian Oil Company
4 Sadovnicheskaya St.,
Moscow, 113035, Russia

02 JUN 11 AM 11:29

02034763

HK 05/4608
от 06.06.2002 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

6/11

Exhibit 1:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 37, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 17 May, 2002**
Exhibit 2:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 37, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 17 May, 2002**
Exhibit 3:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 22 May, 2002**
Exhibit 4:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 22 May, 2002**
Exhibit 5:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 39, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 24 May, 2002**
Exhibit 6:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 42, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 05 June, 2002**
Exhibit 7:	**Official press-release on the fact that Sibneft Confirms Commitment To Dividend Policy, dated 15 May, 2002**
Exhibit 8:	**Official press-release on the fact that Core Shareholders Announce Plans for Share Placement, dated 20 May, 2002**
Exhibit 9:	**Official press-release on the fact that Sibneft Completes Omsk Crude Pipeline, dated 28 May, 2002**
Exhibit 10:	**Official press-release on the fact that Sibneft Strikes Record With Sugmut Well, dated 30 May, 2002**

Exhibit 1

Publication in the FSC Bulletin Supplement (“Vestnik”) № 37, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 17 May, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **30.04.2002**
Code: **0800146A30042002**

According to the financial statement:
Value of assets on the results of 2001 was 51.283.690 thousand roubles.
Value of assets on the end of I quarter 2002 was 58.246.721 thousand roubles.
Value of assets increased by 6.963.031 thousand roubles or 13,58 per cent within I quarter 2001 due to increase in incompleted construction, resources and VAT relevant to this assets, and also to increase in receivables, shot term investments and funds.

Vice President E.Y.Poltorak

Chief Accountant E.N. Sukharkova

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 37, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 17 May, 2002

Information on material facts (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky,
Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **30.04.2002**
Code: **0900146A30042002**

According to the financial statement of Sibneft's activity for I quarter 2002 the loss amounted 317.979 thousand roubles.
Value of profit for 2001 amounted 1.750.430 thousand roubles.
Profit for IV quarter 2001 amounted 55.348 thousand roubles.
The loss of I quarter 2002 occurred due to decrease in the amount of proceeds and increase in non-business expenses.

Vice President E.Y.Poltorak

Chief Accountant E.N.Sukharkova

Exhibit 3

Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 22 May, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company “Siberian Oil Company”
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact’s occurrence (actions): **14.05.2002**
Code: **1500146A14052002**

There was made a decision on the first question of agenda “To hold the Annual General Meeting of Shareholders of JSC Sibneft” to fix the date of compilation of the list of shareholders entitled to participate in the Annual General Meeting of Shareholders – 14th May, 2002, at the meeting of Board of directors of Open Joint Stock Company “Siberian Oil Company” of 14th May, 2002.

Vice-president E. Poltorak

Exhibit 4

Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 22 May, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.05.2002**
Code: **1300146A14052002**

There were made a decisions on the questions of agenda at the meeting of the Board of Directors of JSC Sibneft:
There were made the following decisions on question 1 "To hold the Annual General Meeting of Shareholders of JSC Sibneft":

"1.1. To hold the Annual General Meeting of Shareholders of JSC Sibneft (on results of 2001) in the form of joint attendance on 28 June, 2002 in Moscow with the following agenda:
1. To approve the annual report of JSC Sibneft for 2001.
2. To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.
3. To elect members of the Board of Directors of JSC Sibneft.
4. To elect members of the Audit Committee of JSC Sibneft.
5. To approve an auditor for 2002.
6. To elect the President of JSC Sibneft.
7. To approve the Charter of JSC Sibneft in new edition.
8. To approve the office regulations of JSC Sibneft in new edition (the Regulations on the General Meeting of Shareholders, the Regulations on the Board of Directors, the Regulation of the Audit Committee, the Regulation of the President, the Regulation of the Management Board).
9. To remunerate members of the Board of Directors.

1.2. To fix the date of compilation of the list of shareholders entitled to participate in the Annual General Meeting of Shareholders of JSC Sibneft – 14 May, 2002 at 6:00 p.m.

1.3. To approve the following list of information provided to shareholders in preparation of the Annual General Meeting:
1. The annual report for 2001.
2. The balance sheet, the profit and loss account and the distribution of profits and losses for 2001.
3. The report of the Audit Committee and the audit opinion for 2001.
4. Information on candidates to the Board of Directors and to the Audit Committee
5. Brief information on auditing firm.
6. The draft of the Charter and office regulations in new edition.

To insert the procedure of familiarizing shareholders of JSC Sibneft with information (materials) provided to them in preparation of the Annual General Meeting into the notification of the Annual General Meeting.

1.4. To suggest that the Annual General Meeting should approve the working bodies of the Meeting in the following structure:
<u>Protocol group:</u>
Novikov V.I., Chudinov O.E., Palekhova N.N., Fedluk V.P., Rumyantceva T.I.

Presidium of the Annual General Meeting:

The Chairman of the meeting – Potapov K.N.
The Secretary of the meeting – Novikov V.I.

1.5. To set that in accordance with the resolution of the Extraordinary Meeting of Shareholders of JSC Sibneft of 29 April, 1998 the duties of Calculation commission are performed by the registrar of the Company – OJSC Registrator R.O.S.T.

There was made the following decision on question 2 "To approve preliminary the annual report of JSC Sibneft and distribution of profits and losses for 2001":

2.1 To approve preliminary the annual report of JSC Sibneft for 2001.
2.2 To advise to the Annual General Meeting to approve the annual report and proposed distribution of profits and losses for 2001.

There was made the following decision on question 3 "To advise to the Annual General Meeting to choose the auditor for 2002":

3.1 To include the following auditing companies into voting bulletin for the Annual General Meeting of Shareholders on the question of approving auditor for 2002: PriceWaterhouseCoopers, Deloitte & Touche, Ernst & Young.

8 member of 9 presented at the Meeting of the Board of Directors, which was held in the form of joint attendance.
The results of the voting on all the questions of agenda: "for" – 8; "abstain" – non; "against" – non.

Vice-president E. Poltorak

Exhibit 5

Publication in the FSC Bulletin Supplement ("Vestnik") № 39, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 24 May, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **20.05.2002**
Code: **0400146A20052002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has acquired the share:
Limited Liability Company "Tyumennefteprodukt"
Legal address: 625000, Tyumen, Lenina St., 67
Postal address: 625048, Tyumen, Respubliki St., 81
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 16.55%
After changing – 57.7%

Date of the changing: 20.05.2002

Vice President E.Y.Poltorak

Exhibit 6

Publication in the FSC Bulletin Supplement ("Vestnik") № 42, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 05 June , 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky,
Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **24.05.2002**
Code: **1300146A24052002**

According to the decisions of the Board of Directors on 14 May 2002 to hold the Annual General Meeting of Shareholders of JSC Sibneft, there were made the following decisions on the questions of agenda at the meeting of the Board of Directors of JSC Sibneft on 24 May 2002:

There were made the following decisions on question 1 " To approve the notification of the annual general meeting for shareholders, the form and the text of the bulletins for voting ":

1.1. To approve the text of the notification for shareholders (Annex 1)
1.2. To publish the notification for shareholders in "Rossiyskaya gazeta" till 8 June 2002
1.3.To approve the form and text of the voting bulletins at the annual general meeting of shareholders (Annex 2)
1.4. To send the notification and the bulletins by registered letter to shareholders till 1 June 2002

There was made the following decision on question 2 " To supplement the List of information materials, to be provided to shareholders during preparation for the annual general meeting ":

2.1. To supplement the List of information to be provided to shareholders in preparation for the annual general meeting with the list of shareholders, who are entitled to participate in the meeting. To include in this list name (first name, surname) of shareholder and the number of its shares. Not include in this list addresses and passport details of shareholders, listed herein.

7 member of 9 presented at the Meeting of the Board of Directors, which was held in the form of joint attendance.
The results of the voting on the questions 1 and 2 of agenda: "for" – 9; "abstain" – non; "against" – non.

NOTIFICATION

of the Annual General Meeting of Shareholders of JSC Sibneft

Dear Shareholder,

Joint Stock Company Siberian Oil Company, located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Annual General Meeting of Shareholders of JSC Sibneft will be held in the form of joint attendance on **28 June, 2002**.

The Meeting will be held in Moscow at Bolshaya Yakimanka St., 24, "President-Hotel".

The Meeting starts at 11:00 a.m.

Shareholders will be registered at the place of Meeting held on 28 June 2002 from 9:30 a.m.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 14 May, 2001 (at 6:00 p.m.).

<u>The agenda of the Meeting:</u>

10. To approve the annual report of JSC Sibneft for 2001.
11. To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.
12. To elect members of the Board of Directors of JSC Sibneft.
13. To elect members of the Audit Committee of JSC Sibneft.
14. To approve an auditor for 2002.
15. To elect the President of JSC Sibneft.
16. To approve the Charter of JSC Sibneft in new edition.
17. To approve the office regulations of JSC Sibneft in new edition (the Regulations on the General Meeting of Shareholders, the Regulations on the Board of Directors, the Regulation of the Audit Committee, the Regulation of the President, the Regulation of the Management Board).
18. To remunerate members of the Board of Directors.

All information, provided to shareholders in preparation for the Annual General Meeting, will be available after 7 June, 2002:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.) at: Moscow, Stromynka St., 18, bldg. 13 tel.: (095) 786-69-75;
- at JSC Sibneft at: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft at: 113035, Moscow, Sadovnicheskaya St., 4, tel.: (095) 777-31-26, 961-13-24.

Each shareholder, arrived for registration and participation in the meeting, should have mailed bulletins for voting and:

- for **shareholder – natural person**: a passport or another form of identification
- for **representative of shareholder-natural person**: a passport or another form of identification, a power of attorney for the right to participate in the Meeting of Shareholders
- for **representative of shareholder-legal entity**: passport or another form of identification, a power of attorney for the right to participate in the Meeting of Shareholders. In the event when a person, having the right to act on behalf of organization without power of attorney, participates in the Meeting then such person should present a document confirming his appointment instead of a power of attorney.

A power of attorney of shareholder representative should be notarized or according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.

When the rights of shareholders are infringed in registration please contact the authorized

person of JSC Sibneft – Novikov Vladimir Ivanovich.

In the event when shareholder of the Company is unable or unwilling to take part personally in the Meeting he can take part in the Meeting in the form of absentee voting by mailed bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally. In the event when bulletins are signed by:

- shareholder representative then properly executed power of attorney should be enclosed with the bulletins
- representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative act should be enclosed with the bulletins
- head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registator R.O.S.T. at: 107996, Moscow, Stromynka St., 18, P.O.B. 9, tel.: (095) 786-69-75, personally or by mail not later than 2 days before the Meeting is held (before 26.06.2002).

Information you can get by the following phone numbers:

- in Moscow – (095) 777-31-26, 961-13-24
- in Omsk – (3812) 24-64-35

Board of Directors of JSC Sibneft

Vice President E.Y.Poltorak

Exhibit 7

Official press-release on the fact that Sibneft Confirms Commitment To Dividend Policy, dated 15 May, 2002

Sibneft Confirms Commitment To Dividend Policy

Moscow, 15 May 2002; Shareholders at Sibneft's annual meeting will be asked to approve a full year dividend for 2001 of 6.11 roubles per share, the board decided at a meeting held yesterday.

This dividend has already been paid to shareholders in two interim payments announced in August and November 2001. The total payout of $983 million (28.97 billion roubles) represents the largest dividend payout in Russian corporate history.

Sibneft's board reiterated its commitment to the company's dividend policy, under which the company pledges to return to shareholders in the form of dividends all free cash flow in excess of current and projected investment requirements. The policy calls for the company to make dividend payments at least once a year and pay out an average of at least 15% of net profits.

Exhibit 8

Official press-release on the fact that Core Shareholders Announce Plans for Share Placement, dated 20 May, 2002

Core Shareholders Announce Plans for Share Placement

Moscow, 20 May 2002; Sibneft's core shareholders intend to place approximately 1% of the company's shares with institutional investors, Eugene Shvidler announced today. The shares, with a market value of around $100 million, will be placed with institutional investors outside the United States via a Regulation S offering.

Shvidler said that core shareholders intend to reduce their shareholding to below 75% over the next two to three years. In this regard, Sibneft is continuing to explore the possibility of listing its shares on an international exchange.

"The core shareholders' decision to reduce their stake has been guided by strong investor demand for more liquidity in the company's stock and more influence for minority shareholders over the management of the company," Shvidler said.

This press release is being issued pursuant to and in accordance with Rule 135e under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be distributed or circulated in, or communicated or passed on to any person in, the United States. This press release is not an offer of securities for sale in the United States. Securities may not be sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release is not an offer of securities for sale in any other country or state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such country or state.

Exhibit 9

Official press-release on the fact that Sibneft Completes Omsk Crude Pipeline, dated 28 May, 2002

Sibneft Completes Omsk Crude Pipeline

Moscow, 28 May 2002; Sibneft has completed construction and testing of a crude pipeline linking the southwest portion of the Krapivinskoye field in the Omsk region with the Transneft pipeline network. The 58-kilometre pipeline has a capacity of 36,000 barrels (5,000 tonnes) per day. The Krapivinskoye field is located about 400 kilometres from Sibneft's Omsk refinery.

Construction of the pipeline began in January 2002, and the company plans to begin pumping oil through the new line in June, following the completion of work on the field's infrastructure. Production from the field is currently being delivered to the Omsk refinery by road.

Additional exploration work has raised the field's recoverable reserves to 72 million barrels (10 million tones) from 62 million barrels (8.6 million tones) previously. Sibneft has drilled three exploration wells and four production wells at the field. Output from Krapivinskoye is this year expected to total 2,250 barrels per day (114,000 tonnes), rising to a peak of 20,000 barrels per day (1 million tonnes) in 2005.

Development of the Krapivinskoye field is part of Sibneft's strategy to expand production beyond its home base in Noyabrsk. "The company succeeded in launching production within a year of commencing development of the field," said Sibneft president Eugene Shvidler. "This pipeline will enable us to continue increasing production in the Omsk region."

Exhibit 10

Official press-release on the fact that Sibneft Strikes Record With Sugmut Well, dated 30 May, 2002

Sibneft Strikes Record With Sugmut Well

Moscow, 30 May 2002; Sibneft's first horizontal well at its Sugmut field has come on stream with output of 9,010 barrels (1,250 tonnes) per day, the highest of any well in Western Siberia.

The well has a total length of 4,450 metres, including a vertical section of 3,170 metres and a horizontal section of 1,280 metres, the longest ever drilled in Russia. The well is the first of eight horizontal wells to be drilled by Pride Forasol, a unit of Pride International, under a $60 million contract signed last year. Halliburton, Schlumberger and Baker Hughes are subcontractors under the project.

Sibneft earlier this year completed a horizontal well at its Karamovskoye field, which flowed at a rate of 7,390 barrels (1,025 tonnes) per day. The well was drilled by the company's Sibneft-Drilling subsidiary using a Russian rig and locally developed geosteering technology, which allows drill operators to gather geological data in real time as they bore holes.

Sibneft last year raised the average output from new wells by more than one third to 469 barrels (65 tonnes) per day. Horizontal wells yielded 2,820 barrels (392 tonnes) per day, or more than six times the average for new wells. Sibneft intends to bring 43 horizontal wells on stream by the end of 2002.

"The combination of cutting-edge technology and extensive experience offered by international service companies has enabled us to achieve high growth at a low cost, and become Russia's fastest growing producer," said Sibneft president Eugene Shvidler.